Exhibit(a)(8)



                                      Contact: Vencor
                                               W. Earl Reed, III
                                               (502) 596-7380

                                               Abernathy/MacGregor Group
                                               Joele Frank/Judy Wilkinson
                                               (212) 371-5999


For Immediate Release

                  VENCOR BEGINS $639 MILLION CASH TENDER OFFER
                     FOR TRANSITIONAL HOSPITALS CORPORATION

LOUISVILLE, Kentucky (May 7, 1997) -- Vencor, Inc. (NYSE:VC) announced that it has commenced today a cash tender offer to acquire all outstanding shares of Transitional Hospitals Corporation (NYSE:THY) at a price of $16.00 per share, or a total of approximately $639 million.

         In a letter to the board of directors of Transitional delivered today, Vencor urged the board to recognize the higher and more immediate cash value of its offer, and therefore to terminate Transitional's previously announced plan to merge with another company and to commence negotiations with Vencor.

         The combination of Vencor and Transitional, which operates long-term acute care hospitals, would advance the growth strategy of Vencor, the nation's largest full-service long-term healthcare provider. The combined company would have 57 hospitals, 314 skilled nursing centers, 4,000 institutional customers for contract rehabilitation services, 80,000 employees and pro forma annual revenues of $3.3 billion.

         "The Transitional long-term hospitals will broaden our platform for the continued development of our fully-integrated long-term healthcare network," said W. Bruce Lunsford, Chairman, President and Chief Executive Officer of Vencor. "The acquisition of Hillhaven in 1995 added over 300 nursing facilities to our system, and our acquisition of TheraTx earlier this year significantly enhanced our ability to provide rehabilitation and occupational healthcare services. Now Transitional will expand the network of long-term acute care hospitals that provides the foundation for our healthcare continuum. Together, we can offer payors and patients a full spectrum of high-quality, outcomes-oriented, cost-efficient healthcare services."

         "Transitional has clearly put itself up for sale, and we're offering a cash price that is superior to the merger to which they have agreed," Lunsford said. "In our discussions with Transitional, we were impressed with the quality of their operations and the strategic potential of our combined company. We are taking our offer directly to Transitional shareholders so


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they can evaluate for themselves the relative merits of our offer and the merger to which their board has agreed. We think our higher cash price and the speed with which we can complete the transaction will be compelling to Transitional shareholders, just as the strategic benefits of our combination should be equally compelling to other constituencies. In particular, we would expect to retain essentially the entire Transitional field organization."

         Transitional announced Monday that it had signed a cash merger agreement with Select Medical Corp. at a price of $14.55 per share. That agreement allows Transitional to terminate the merger if it receives an offer that its board of directors determines is a more favorable offer, subject to payment of a $19.4 million termination fee. Vencor is filing a lawsuit in U.S. District Court in Nevada seeking to invalidate the termination fee. Should the termination fee be invalidated or reduced, Vencor will increase the purchase price by two-thirds of the amount by which the termination fee is reduced.

         Vencor's tender offer, which is scheduled to expire at midnight on June 4, 1997, is subject to not less than two-thirds of Transitional's fully diluted common shares and equivalents being tendered, to receipt of normal regulatory approvals, and to other customary conditions. Vencor's Hart-Scott-Rodino antitrust filing will be made today. The offer has no financing contingency. Vencor has completed its due diligence and expects to obtain all necessary regulatory approvals in approximately 30 to 45 days.

         Following completion of the tender offer, Vencor intends to consummate a merger in which all remaining Transitional shareholders will also receive the same price paid in the tender offer. The complete terms and conditions of the tender offer are set forth in the offering documents filed today with the Securities and Exchange Commission.

         Transitional, formerly Community Psychiatric Centers, operates 16 long-term acute care hospitals and three satellite facilities in 13 states, and also owns a 61 percent interest in Behavioral Healthcare Corp., a provider of psychiatric and behavioral health services based in Nashville, Tennessee.

         Vencor, a $3 billion long-term healthcare company, owns and operates a national network of hospitals, nursing centers and contract service providers in 46 states.

         Credit Suisse First Boston is acting as dealer manager for the offer, and D.F. King & Co., Inc. is acting as information agent.

                                      -END-